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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No.____)*

INTELGENX TECHNOLOGIES CORP.

(Name of Issuer)

Class A Common Stock

(Title and Class of Securities)

45822R 10 1

(CUSIP Number)

Horst Zerbe
IntelGenx Technologies Corp.
6425 Abrams
Quebec, H4S 1X9
(514) 331-7440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displaying a currently valid OMB control number.

CUSIP No. 45822R 10 1

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joel Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,634,213 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,634,213 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,634,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D (the "Schedule 13D"), relates to common stock ("Common Stock") of IntelGenx Technologies Corp., a Delaware corporation (the "Issuer"), formerly Big Flash Corp. The principal executive offices of the Issuer are located at 6425 Abrams, Ville St- Laurent, Quebec, H4S 1X9.

Item 2. Identity and Background
(a) Name of Person filing this Statement:

Joel Cohen (the "Reporting Person").

(b) Residence or Business Address:

The business address of the Reporting Person is 6425 Abrams, Ville St-Laurent, Quebec, H4S 1X9.

(c) Present Principal Occupation and Employment:

The Reporting Person is a natural person and his personal occupation is as Chief Financial Officer and Director of the Issuer.

(d) Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 1,571,713 shares of 6544361 Canada Inc. ("Exchangeco"), as part of a share exchange agreement entered into on April 28, 2006 between the Reporting Person, the Issuer, Exchangeco, Big Flash Corp., Horst Zerbe and Ingrid Zerbe (the "Share Exchange Agreement"). The shares of Exchangeco are exchangeable on a one for one basis into shares of the common stock of the Issuer at the Reporting Person’s discretion.

Item 4. Purpose of Transaction

The Reporting Person acquired the common stock of the Issuer with intent to gain control of the Issuer's operations and have IntelGenx Corp. continue its operations as a controlled subsidiary of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Beneficial Ownership:

As of March 28, 2007, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of
		Common Stock(1)
Common Stock ($0.00001 par value) (1)	1,571,713	9.8%
Option (Right to buy) (2)	62,500	0.4%

(1) The issuer acquired a subsidiary, IntelGenx Corp., in April of 2006. As part of this Acquisition, the Reporting Person became Chief Financial Officer and Director of the Issuer and acquired 1,571,713 exchangeable shares of Exchangeco (the "Exchangeable Shares"). The 1,571,713 Exchangeable Shares are exchangeable, on a one for one basis, into shares of common stock of the Issuer at the Reporting Person’s discretion. Prior to exchanging the Exchangeable Shares for shares of the Issuer, the Reporting Person has the right to vote 1,571,713 shares of the Issuer which are currently held in trust on behalf of the Reporting Person. It is because of these voting rights, which indicate control over the shares, that these shares are included on this Form 13D. The 1,571,713 shares of the Issuer have not been registered for resale at this time. The acquisition and the terms under which the Exchangeable Shares were issued are more completely described in the Issuer's Report on the SB-2 filed on July 3, 2006. (2) The Reporting Person has sole power to vote 1,634,213 shares of the common stock of the Issuer, which include 62,500 shares purchasable at an exercise price of $0.41 under options granted November 13, 2006, which are exercisable within sixty days of this filing.

(b)     Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of 1,634,213 Company Shares held by him.

(c)     Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)     Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)     Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 28, 2006, pursuant to the Share Exchange Agreement the Issuer, directly and indirectly through Exchangeco exchanged all of the issued and outstanding common stock of IntelGenx Corp., a Canadian corporation, for 10,991,000 Class A Special Shares of Exchangeco. The Reporting Person acquired his shares of Exchangeco pursuant to the Share Exchange Agreement.

At closing of the acquisition of IntelGenx Corp., the Issuer, Exchangeco, Equity Transfer Services Inc, and Horst Zerbe, Ingrid Zerbe and the Reporting Person (together "the IntelGenx Principals") entered into an exchange and voting trust agreement pursuant to which 10,991,000 shares of the Issuer’s Common Stock were issued to Equity Transfer Services Inc, in its capacity as trustee, as security for the Issuer’s covenants under the provisions of the Exchangeable Shares.

At closing of the acquisition of IntelGenx Corp., the Issuer, Exchangeco, Equity Transfer Services Inc. and the IntelGenx Principals also entered into a support agreement which, among other things, sets forth the terms and conditions upon which the IntelGenx Principals may exchange the Exchangeable Shares for a corresponding number of shares of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Share Exchange Agreement between the Issuer, 6544361 Canada Inc. and IntelGenx Corp., dated April 10, 2006 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 8-K, filed with the SEC on April 13, 2006).

Exhibit 2. Exchange and Voting Trust Agreement between the Issuer, 6544361 Canada Inc., Equity Services Inc. and the IntelGenx Principals dated April 28th, 2006 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 8-K, filed with the SEC on April 13, 2006).

Exhibit 3. Support Agreement between the Issuer, 6544361 Canada Inc., Equity Services Inc. and the IntelGenx Principals dated April 28th, 2006 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 8-K, filed with the SEC on April 13, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2007
Date

/s/ Joel Cohen
Signature

Joel Cohen
Name